

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2023

Keith Jaffee
Chief Executive Officer
Banyan Acquisition Corp
400 Skokie Blvd, Suite 820
Northbrook, Illinois 60062

>   **Re: Banyan Acquisition Corp**
>   **Registration Statement on Form S-4**
>   **Filed September 11, 2023**
>   **File No. 333-274442**

Dear Keith Jaffee:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4 filed September 11, 2023

Summary of the Joint Proxy Statement/Consent Solicitation Statement/Prospectus
Organizational Structure, page 2

1. Please revise the organizational structure diagrams, including for both Banyan and Pinstripes, to reflect the percentage ownership held by each entity, individual or group of investors or shareholders, as applicable.

Equity Ownership Upon Closing, page 4

2. We note your table on page 4 depicting resulting ownership scenarios based on redemptions by the public stockholders, including assuming no redemptions of public shares and assuming maximum redemptions of public shares. Please revise your disclosure here and elsewhere throughout your proxy statement/consent solicitation statement/prospectus as applicable to show the potential impact of redemptions on the per share value of the share owned by non-redeeming shareholders by including a sensitivity analysis showing at least on additional, interim redemption level. We note your tables

beginning on page 27 including the assumption of redemptions of 50%.

3.   Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the Business Combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

4.   We understand the Sponsor will receive additional securities pursuant to an antidilution adjustment for the dilution adjustment based on the company's additional financing activities. Please revise your disclosure here and throughout your proxy statement/consent solicitation statement/prospectus as appropriate to quantify the number and value of securities the Sponsor will receive. In addition, disclose the ownership percentages in the company before and after the additional financing to highlight dilution to public stockholders.

Interests of Certain Persons in the Business Combination, page 15

5.   It appears that your Certificate of Incorporation waived the corporate opportunities doctrine. Please revise your disclosure here and throughout your proxy statement/consent solicitation/prospectus as appropriate to address this potential conflict of interest and whether it impacted your search for an acquisition target.

6.   It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Q. What happens if a substantial number of the Public Stockholders vote in favor of the Business Combination Proposal..., page 26

7.   Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the Business Combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Questions and Answers About the Business Combination
Q: If I am a Banyan Warrant Holder, can I exercise my redemption rights with respect to my Banyan Public Warrants?, page 36

8.   Please revise your disclosure here, in your Risk Factors section, and elsewhere as appropriate to highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent

common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Risk Factors
Risks Related to Banyan and the Business Combination
Because the Sponsor Group, including Banyan's officers and directors, have interests that are different, or in addition to..., page 76

9. Please revise this section and elsewhere throughout your proxy statement/consent solicitation/prospectus to clarify how the board considered the conflicts outlined in the bullets provided in this risk factor in negotiating and recommending the Business Combination. We note that in the concluding sentence of this risk factor you state that these conflicts may have influenced the decision of the Banyan Board to approve the Business Combination and to continue to pursue such Business Combination.

Proposal No. 1 - The Business Combination Proposal, page 100

10. Please revise your disclosure here and throughout your proxy statement/consent solicitation/prospectus to make clear the relationship between Banyan and Middleton Partners, which is an entity affiliated with Keith Jaffee, Banyan's Chief Executive Officer and director, and that Middleton Partners is the primary investor in connection with any Series I Financing. We note that your disclosure elsewhere indicates that Mr. Jaffee serves as the Chairman of Middleton Partners.

Additional Covenants of the Parties
Pinstripe Covenants, page 110

11. We note that in the fourth bullet point under this subheading that Pinstripes is subject to a covenant that requires it to issue up to an additional $7,000,000 in the aggregate of Series I Convertible Preferred Stock of Pinstripes, the Interim Series I Issuance upon written instruction from the Sponsor prior to the Closing. Please revise this section and elsewhere throughout your proxy statement/consent solicitation statement/prospectus to make clear whether this is contemplated as a part of the Series I Financing and who is the intended recipient of this Series I Convertible Preferred Stock of Pinstripes.

Background of the Business Combination, page 116

12. We note that on March 16, 2023, representatives of Banyan met with Mr. Schwartz, the Chief Executive Officer of Pinstripes in person. However, Banyan had previously reached out to Pinstripes in early 2022, but the outreach did not result in substantive engagement at that time. Please revise your disclosure to briefly explain what business or market conditions related to Banyan or Pinstripes, or other conditions had changed that you believe resulted in the in-person meeting approximately one year later. We note discussion

later in this section regarding Pinstripes engagement with another SPAC.

13. We note that between April 13, 2023 and April 25, 2023, representatives of Banyan and K&E as well as representatives of Pinstripes and Katten, exchanged drafts of the non-binding term sheet. Please revise this section to provide additional detail as to which terms or other points were negotiated between the parties in the exchange of drafts of the non-binding term sheet during this time. We note the immediately subsequent paragraphs discussing certain considerations and interests of the respective parties.

14. With a view towards clarity, please revise the section to provide greater specificity regarding the parties involved in the meetings and negotiations between Pinstripes and Banyan. In this regard, we note that beginning with the March 20, 2023 videoconference, the disclosure states generally in several places that "representatives" of the respective companies were in attendance.

Certain Pinstripes Projected Financial Information, page 124

15. In this section you state that Pinstripes provided Banyan with internally prepared financial forecasts for the calendar year ending December 31, 2024. Please revise the Background to the Business Combination section immediately above to clarify when Pinstripes provided the financial projections. To the extent revised financial projections or other presentations or financial information were provided, please disclose this and explain why. We note that the financial projections do not take into account any circumstances or events occurring after the date on which they were prepared, which was on or around April 10, 2023.

16. In light of the financial projections not taking into account any circumstance or events occurring after on or around April 10, 2023, or nearly six months ago, please revise your disclosure to provide discussion regarding whether or not the projections still reflect management's views on future performance and any consideration given by the Banyan Board to obtaining updated projections or a lack of reliance on upon these projections. Further we note that footnote 1 to the table on page 125 states that Pinstripes in the process of updating its financial projections for the calendar year ending December 31, 2023, but that these updated projections were not available to Banyan Board or Scalar as of June 21, 2023, the date the Banyan Board met and approved the Business Combination.

Summary of Scalar's Financial Analysis
Selected Companies Analysis, page 129

17. We note the table of selected companies and corresponding financial data taken into account in reaching a total equity value for Pinstripes. However, these selected entities reflect companies with significantly larger total revenue and EBITDA measures than the total revenue and Adjusted EBITDA projected for Pinstripes for calendar year ending December 31, 2024. Please revise to discuss why entities with more similar financial

measures and stage of development or scope of business operations, or more financially similar transactions were not used in determining a value for the acquisition of Pinstripes.

The Banyan Boards Reasons for the Approval of the Business Combination, page 132

18. We note Banyan's Board appears to have relied on Zukin's findings that there was a reasonable basis for the financial projections provided by Pinstripes' management to Banyan. See, e.g., page 134. As such, Zukin's role in the transaction appears to have gone beyond due diligence support, and it appears Zukin may have provided a report, opinion or appraisal materially relating to the transaction. In view of this, please furnish for Zukin the information required by Item 1015(b) of Regulation M-A. Please refer to Item 4(b) of Form S-4. In addition, as it appears Zukin was acting as an expert, please file as an exhibit to the registration statement a consent from Zukin to being named in the registration statement.

Certain Other Interests in the Business Combination, page 139

19. Please revise this section to disclose whether William Blair in its role as financial advisor to Banyan provided any report or opinion in connection with the Business Combination. If so, please revise to disclose the services provided and compensation received for those services, including in connection with the transaction (i.e., for the PIPE transaction), the related fees, and whether those fees are conditioned on the completion of the Business Combination. We note the disclosure on page 199 regarding the success fee of $4,000,000 and a payment to "the Advisors" as an aggregate placement fee of 5.00% of the total transaction consideration.

Certain Material United States Federal Income Tax Considerations
Material Tax Considerations of the Merger to U.S. Holders of Pinstripes Common Stock
U.S. Federal Income Tax Characterization of the Merger, page 159

20. Your disclosure and the Business Combination Agreement states that you intend for the Business Combination to qualify as "reorganization" under the provisions of Section 368 of the U.S. Internal Revenue Code. As the tax treatment for the transaction is material to shareholders, please revise to provide a tax opinion as to the qualification of the Business Combination under Section 368 and the tax consequences to shareholders. Please revise your related disclosure throughout the proxy statement/consent solicitation/prospectus to reflect the issuance of such an opinion.

Unaudited Pro Forma Condensed Combined Statements of Operations, page 171

21. Please tell us your consideration of providing adjustments for expected transaction costs related to this transaction and interest expense related to the $6.0 million debt financing subsequent to April 30,2023.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Pinstripes
Expanding Footprint, page 213

22.   You disclose that you are targeting approximately 17% Venue-Level Contribution Margin by the second year post-opening. Please expand your definition of Venue-Level Contribution on page x to disclose what specific expenses are included in the calculation. Further, provide the disclosures required by Item 10(e) of Regulation S-K. Please also tell us your consideration of disclosing historical Venue-Level Contribution Margin and Cash-on-Cash Returns.

Comparison of Fiscal Year 2023 and Fiscal Year 2022, page 218

23.   Please discuss and quantify the effects of changes in both volume and price as well as new locations on revenues. Refer to Item 303(b)(2)(iii) of Regulation S-K. In addition, please revise to define how same store revenues and same store recreation revenues are calculated.

Contractual Obligations and Commitments, page 227

24.   Please revise to include interest expense.

Critical Accounting Policies and Estimates, page 227

25.   Please expand your disclosures for the specific assumptions and estimates used for impairment testing of long-lived assets. Disclosures should clearly explain (a) what the critical estimates are; (b) the uncertainties associated with the critical estimates; (c) the methods and assumptions used to make the critical estimates, including an explanation as to how you arrived at the assumptions used; (d) the events or transactions that could materially impact the assumptions made; and (e) how reasonably likely changes to those assumptions could impact your consolidated financial statements. In this regard, you disclose a $2.4 million impairment for your Norwalk location in fiscal 2023. Please discuss whether there were any other locations that were at risk of impairment. Refer to Item 303(b)(3) of Regulation S-K.

Emerging Growth Company, page 229

26.   Please revise here and elsewhere to clarify whether New Pinstripes will elect to avail itself of the extended transition period for complying with new or revised accounting standards under Section 107(b) of the Jobs Act.

Pinstripes, Inc. Consolidated Financial Statements
Note 15 - Net Loss Per Share, page F-68

27.   Referencing authoritative literature to support your treatment, please tell us your consideration of the rights and privileges of Preferred Stock when calculating basic and

diluted net loss per share.

<u>General</u>

28.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, such as the target, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, if applicable, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose, if applicable, the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Nasreen Mohammed at 202-551-3773 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services